Exhibit 99.1

Seanergy Announces Completion of United Maritime Corporation Spin-Off

July 6, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today  that it has completed the spin-off of its wholly-owned subsidiary, United Maritime Corporation (United”), effective July 5, 2022. The Company’s shareholders received one United share for every 118 shares of Seanergy held at the close of business on June 28, 2022. Fractional common shares of United were not distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

Additional information about United and the spin-off transaction can be found in the United registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 20-F, which is available at www.sec.gov or at https://www.unitedmaritime.gr/en under Investors/SEC Filings.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the anticipated spin-off of United. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the impact of regulatory requirements or other factors on the Company’s ability to consummate the proposed spin-off; the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com